UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

MIDWEST HOLDING INC.

(Name of Issuer)

Voting Common Stock, $0.001 par value per share

(Title of Class of Securities)

59833J107

(CUSIP Number)

A. Michael Salem

Xenith Holdings LLC

c/o Vespoint LLC

1075 Old Post Road

Bedford, New York 10506

(914) 205-3039

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 24, 2020

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 59833J107

1	NAME OF REPORTING PERSONS Vespoint LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF1
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,088,050,163 1, [2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,534,789 1, [2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,088,050,163 1, [2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.96% 1, 2,
14	TYPE OF REPORTING PERSON OO (limited liability company)

[1]

The securities were purchased using investment funds from members of Xenith, with the exception of 87,515,374 shares of Common Stock (as defined below) which the Reporting Persons have the power to vote pursuant to a proxy granted by the Crestline Persons (as defined below). See Items 4 and 5 below for agreements among and the beneficial ownership of a potential Section 13(d) group formed among the Reporting Persons and the Crestline Persons.

2).

Based on 1,023,408,553 shares of Common Stock of the Issuer (as defined below)) outstanding as of March 12, 2020, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 13, 2020, plus the 222,222,222 shares of Common Stock and 115,044,467 shares of Common Stock issued by the Issuer on April 24, 2020, as reported in the Issuer’s Form 8-K filed with the SEC on April 24, 2020.

CUSIP No. 59833J107

1	NAME OF REPORTING PERSON Xenith Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,088,050,1633, [4]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,534,789[3,4]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,088,050,163[3,4]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.96% [3,4]
14	TYPE OF REPORTING PERSON OO (limited liability company)

[3]

The securities were purchased using investment funds from members of Xenith, with the exception of 87,515,374 shares of Common Stock (as defined below) which the Reporting Persons have the power to vote pursuant to a proxy granted by the Crestline Persons (as defined below). See Items 4 and 5 below for agreements among and the beneficial ownership of a potential Section 13(d) group formed among the Reporting Persons and the Crestline Persons..

[4]

Based on 1,023,408,553 shares of Common Stock of the Issuer (as defined below)) outstanding as of March 12, 2020, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 13, 2020, plus the 222,222,222 shares of Common Stock and 115,044,467 shares of Common Stock issued by the Issuer on April 24, 2020, as reported in the Issuer’s Form 8-K filed with the SEC on April 24, 2020.

CUSIP No. 59833J107

1	NAME OF REPORTING PERSON A. Michael Salem
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO5
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,088,050,1635, [6]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,534,789[5,6]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,088,050,163[5,6]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.96% [5,6]
14	TYPE OF REPORTING PERSON IN

[5]

The securities were purchased using investment funds from members of Xenith, with the exception of 87,515,374 shares of Common Stock (as defined below) which the Reporting Persons have the power to vote pursuant to a proxy granted by the Crestline Persons (as defined below). See Items 4 and 5 below for agreements among and the beneficial ownership of a potential Section 13(d) group formed among the Reporting Persons and the Crestline Persons.

[6]

Based on 1,023,408,553 shares of Common Stock of the Issuer (as defined below)) outstanding as of March 12, 2020, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 13, 2020, plus the 222,222,222 shares of Common Stock and 115,044,467 shares of Common Stock issued by the Issuer on April 24, 2020, as reported in the Issuer’s Form 8-K filed with the SEC on April 24, 2020.

CUSIP No. 59833J107

1	NAME OF REPORTING PERSON Michael W. Minnich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO7
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,088,050,1637, [8]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,534,789[7,8]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,088,050,163[7,8]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.96%[7,8]
14	TYPE OF REPORTING PERSON IN

[7]

The securities were purchased using investment funds from members of Xenith, with the exception of 87,515,374 shares of Common Stock (as defined below) which the Reporting Persons have the power to vote pursuant to a proxy granted by the Crestline Persons (as defined below). See Items 4 and 5 below for agreements among and the beneficial ownership of a potential Section 13(d) group formed among the Reporting Persons and the Crestline Persons..

[8]

Based on 1,023,408,553 shares of Common Stock of the Issuer (as defined below)) outstanding as of March 12, 2020, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 13, 2020, plus the 222,222,222 shares of Common Stock and 115,044,467 shares of Common Stock issued by the Issuer on April 24, 2020, as reported in the Issuer’s Form 8-K filed with the SEC on April 24, 2020.

SCHEDULE 13D

This Amendment No. 4 to Schedule 13D (this “Amendment”) relates to the Voting Common Stock, $0.001 par value per share (the “Common Stock”) of Midwest Holding Inc., a Nebraska corporation (the “Issuer” or “Midwest”). This Amendment amends the Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3 filed with the Securities and Exchange Commission (“SEC”) by Xenith Holdings LLC, a Delaware limited liability company (“Xenith”), Vespoint LLC, a Delaware limited liability company (“Vespoint”). A. Michael Salem and Michael W. Minnich, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3, as previously amended, filed with the SEC.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 is hereby amended by adding the following:

(a), (b), (c) and (f). “As a result of agreements contained in the Stockholders Agreement (as defined below), the Reporting Persons may be deemed to be members of a Section 13(d) group with Crestline Assurance Holdings LLC, a Delaware limited liability company (“Crestline Assurance”), Crestline Management, L.P. (“Crestline Management”), a Delaware limited partnership, Crestline Investors, Inc., a Delaware corporation (“Crestline”), and Douglas K. Bratton (collectively, the “Crestline Persons”). The Crestline Persons file on Schedule 13D separately. For information on the Crestline Persons and shares of Common Stock reported as beneficially owned by the Crestline Persons, please refer to the Schedule 13D, as amended, filed by the Crestline Persons with respect to the shares of Common Stock.”

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended by adding the following:

“Pursuant to a Loan Termination Agreement, Midwest and Xenith mutually terminated the lending commitment under the Agreement as of April 24, 2020 so that no further borrowings thereunder can be made and entered into a standard mutual release. As of April 24, 2020, there were no outstanding borrowings under the Loan Agreement.”

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended and restated in its entirety as follows:

“Securities Purchase Agreement

On April 24, 2020, the Issuer entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with Xenith, Vespoint and Crestline Assurance. Pursuant to the Securities Purchase Agreement, on April 24, 2020, Crestline Assurance purchased 222,222,222 shares of the Issuer’s Common Stock at a purchase price of $0.045 per share for an aggregate purchase price of $10 million. Pursuant to the Securities Purchase Agreement, the Issuer agreed that no less than $5 million of the proceeds from the sale of shares of Common Stock to Crestline Assurance would be promptly contributed to the Issuer’s life insurance subsidiary, American Life and Security Corp. (“ALSC”), which shall use such proceeds for working capital and general business purposes in accordance with the business approved and directed by ALSC’s Board of Directors and that the remainder of the proceeds may be used by the Issuer for working capital purposes.

The foregoing description of the Securities Purchase Agreement is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, which is incorporated by reference as Exhibit E to this Schedule 13D and is incorporated herein by reference.

Stockholders Agreement

In connection with the Securities Purchase Agreement, on April 24, 2020, the Issuer entered into a stockholders agreement (the “Stockholders Agreement”) with Xenith, Vespoint, Michael Minnich, A. Michael Salem and Crestline Assurance. Pursuant to the Stockholders Agreement, as long as Crestline Assurance and its affiliates beneficially own at least 10% of the Issuer’s outstanding Common Stock, Vespoint, Xenith and Messrs. Minnich and Salem and their affiliates and any other stockholders that become party to the Stockholders Agreement after the date thereof (the “Vespoint Stockholders”) have agreed to vote their shares of Common Stock to elect or appoint one Crestline Assurance representative to the Issuer’s Board of Directors (the “Board”) and, subject to reasonable committee member suitability standards and applicable regulatory qualification requirements, any committee thereof, with Board observer rights provided for an additional Crestline Assurance representative, and the Issuer agreed to appoint one Crestline Assurance designated member and a Crestline Assurance selected observer to the Board of Directors of ALSC. The Issuer and the Vespoint Stockholders also agreed to include such Crestline Assurance representative in the slate of director nominees recommended by the Board at each applicable annual or special meeting of stockholders of the Issuer at which directors are to be elected, and if the Board is divided into two or more classes, the Crestline Assurance representative shall be nominated to the longest serving class (e.g. Class III if the Board is divided into three classes). Effective April 24, 2020, Douglas K. Bratton was appointed as a member of the Board and was appointed a member of the Board of Directors of ALSC. On April 24, 2020, the Issuer entered into a customary director’s indemnification agreement with Mr. Bratton.

In addition, pursuant to the Stockholders Agreement, Crestline Assurance agreed, so long as it and its affiliates beneficially own at least 10% of the Issuer’s Common Stock outstanding, to vote its shares of Common Stock for the election of Messrs. Minnich and Salem to the Board as long as each of them separately beneficially owns at least 3% of the outstanding shares of Common Stock and each is an executive officer of the Issuer. Further, for a period ending on the earlier of (i) 10 years following April 24, 2020 and (ii) the date on which Crestline Assurance and its affiliates own less than 5% of the outstanding shares of the Common Stock, the Vespoint Stockholders granted Crestline a right of co-sale with respect to the Issuer’s shares of Common Stock (and any derivative securities thereof) they currently own or subsequently acquire, and for a period of three years following April 24, 2020, the Vespoint Stockholders granted Crestline Assurance a right of first refusal to purchase their shares of Common Stock (and any derivative securities thereof) they currently own or subsequently acquire that they may offer to sell. Pursuant to the Stockholders Agreement, if a Vespoint Stockholder desires to transfer or sell shares of Common Stock (and any derivative securities thereof) to a third party and to the extent such shares have not been purchased by Crestline Assurance pursuant to the right of first refusal described above but subject to the conditions indicated below, then Crestline Assurance has the right, on a pro rata basis, to participate in the transfer or sale on the same terms and conditions as being offered to a Vespoint Stockholder. However, Crestline Assurance may only exercise its co-sale right if (i) the amount of shares to be transferred or sold by the Vespoint Stockholder is equal to or exceeds, together with all sales of Common Stock sold by such stockholder within the preceding three months of the date of such proposed transfer, 1% of the total outstanding Common Stock of the Issuer (which shall be increased to 3% of the total outstanding Common Stock in the event that the Issuer consummates a firm-commitment underwritten public offering of its Common Stock which nets at least $15 million of proceeds to the Issuer) and (ii) the Issuer’s Common Stock is listed for trading on the New York Stock Exchange or the Nasdaq Stock Market.

Pursuant to the Stockholders Agreement, Crestline Assurance granted Vespoint a proxy covering 87,515,374 shares of Common Stock acquired by Crestline Assurance pursuant to the Securities Purchase Agreement (the “Proxy Shares”) to enable Vespoint to vote (or act by written consent) in Vespoint’s sole discretion, the Proxy Shares on any matter submitted to the Issuer’s shareholders for approval. As a result, Crestline Assurance retains voting rights with respect to only 134,706,848 shares of Common Stock acquired pursuant to the Securities Purchase Agreement (representing approximately 9.9% of outstanding Common Stock of the Issuer). Such proxy will automatically terminate upon (a) receipt of Form A approval from the Nebraska Department of Insurance (the “Department”) with respect to Crestline Assurance owning more than 9.9% of outstanding Common Stock of the Issuer or (b) the sale or transfer of Proxy Shares by Crestline Assurance to a third party, but such termination will be only with respect to such Proxy Shares sold or transferred.

Messrs. Minnich and Salem are the Issuer’s Executive Chairman and Chief Executive Officer, respectively, and are the founders and principals of Vespoint and Xenith. Xenith owns 1,000,534,789 shares of the Issuer’s Common Stock, which represented approximately 97.8% of the Issuer’s outstanding shares of Common Stock immediately prior to the issuances of Common Stock pursuant to the Securities Purchase Agreement and the additional issuances of 115,044,467 shares of Common Stock that took place on April 24, 2020. Pursuant to the Stockholders Agreement, Xenith agreed that it will distribute its shares of Issuer Common Stock to its members as soon as reasonably practicable but no later than six months from the date of the Stockholders Agreement.

Further, pursuant to the Stockholders Agreement, for a period of three years following the date of the Stockholders Agreement, (i) the Issuer granted Crestline Assurance a pro rata preemptive right to purchase equity securities the Issuer may issue, and (ii) Crestline Assurance granted the Issuer a right of first refusal to purchase Common Stock of the Issuer owned by Crestline Assurance (including shares it may subsequently acquire) that it may offer to sell. The Issuer also granted customary demand and piggyback registration rights to Crestline Assurance and the Vespoint Stockholders to register future public sales of their Common Stock subject to certain terms and conditions.

Consistent with its planned corporate structure going forward, the Issuer agreed in the Stockholders Agreement that it will seek stockholder approval to (i) reincorporate in Delaware, (ii) amend its articles of incorporation to have authorized capital stock of 20,000,000 shares of Common Stock, 2,000,000 million shares of non-voting common stock and 2,000,000 shares of preferred stock, and (iii) effect a reverse split of the Common Stock at a ratio of 500 existing shares for one share of new Common Stock, and (iv) classify, or “stagger” the Board into three classes with three, two and two members, respectively, each elected for three-year terms. The Issuer intends to bring these proposals to a vote of its stockholders at its next annual meeting, and the parties to the Stockholders Agreement have agreed to vote their shares in favor of these restructuring proposals.

The foregoing description of the Stockholders Agreement is qualified in its entirety by reference to the full text of the Stockholders Agreement, which is incorporated by reference as Exhibit F to this Schedule 13D and is incorporated herein by reference.

Crestline Management, ALSC and Seneca Reinsurance Company, LLC, a subsidiary of the Issuer (“Seneca Re”), plan to submit for regulatory approval with the Department and the Vermont Department of Financial Regulation a reinsurance agreement under which ALSC will cede 25% of its premium volume to companies formed by Crestline Assurance and Seneca Re arising under multi-year guaranteed annuity and fixed-index annuity contracts of ALSC for an initial three-year period. Upon such approval, such entities will finalize the reinsurance agreement.

Subject to the foregoing, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer, or other transactions which might have the effect of causing shares of Common Stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the shares of Common Stock beneficially owned by them in any manner permitted by law.”

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

“(a) Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto. The Reporting Persons collectively own an aggregate of 1,000,534,789 shares of Common Stock and have a proxy to vote 87,706,848 shares of the Common Stock as disclosed in Item 4.

(b) Number of shares as to which each Reporting Person has, assuming all of the Securities are converted into Common Stock:

(i)	sole power to vote or to direct the vote: See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote: See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of: See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of: See Item 10 on the cover page(s) hereto.

All percentages set forth in this statement are based on 1,023,408,553 shares of Common Stock of the Issuer outstanding as of March 12, 2020, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 13, 2020, plus the 222,222,222 shares of Common Stock and 115,044,467 shares of Common Stock issued by the Issuer on April 24, 2020, as reported in the Issuer’s Form 8-K filed with the SEC on April 24, 2020.

If the Reporting Persons and the Crestline Persons are deemed to have formed a Section 13(d) group, such group would beneficially own 1,222,757,011 shares of Common Stock in the aggregate, although in no case do any of Reporting Persons or the Crestline Persons have or share voting or investment power with respect to the entirety of that number of shares of Common Stock. See the discussion of the Stockholders Agreement in Item 4.

(c) Transactions by the Reporting Persons in shares of Common Stock of the Issuer in the last 60 days are as follows:

Rendezvous Capital LLC, an entity controlled by Mr. Minnich and owned by him and his spouse, purchased 11,111,112 shares of Common Stock on April 24, 2020, at $0.045 per share. The Reporting Persons disclaim beneficial ownership of these shares as a Section 13(d) group as the shares are beneficially owned by Rendezvous Capital LLC.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, any of the Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.”

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and restated in its entirety as follows:

The disclosure in Item 4 is incorporated herein by reference.

The Securities Purchase Agreement is incorporated by reference as Exhibit E hereto and is incorporated herein by reference.

The Stockholders Agreement is incorporated by reference as Exhibit F hereto and is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit A	-	Agreement as to joint filings pursuant to Regulation Section 240.13d-1(k)(1)(iii).

Exhibit B	-	Loan, Convertible Preferred Stock and Convertible Senior Secured Note Purchase Agreement dated as of May 9, 2018 by and between Midwest and Xenith (incorporated herein by reference to Exhibit A to the Schedule 13D filed on July 12, 2018).

Exhibit C	-	Employment Agreement by and between A. Michael Salem and American Life and Security Corp. dated June 28, 2018 (incorporated herein by reference to Exhibit A to the Schedule 13D filed on July 12, 2018).

Exhibit D	-	Employment Agreement by and between Michael W. Minnich and American Life and Security Corp. dated June 28, 2018 (incorporated herein by reference to Exhibit A to the Schedule 13D filed on July 12, 2018).

Exhibit E	-	Securities Purchase Agreement, dated April 24, 2020, by and among Midwest Holding Inc., Xenith Holdings LLC, Vespoint LLC and Crestline Assurance Holdings LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 24, 2020).

Exhibit F	-	Stockholders Agreement, dated April 24, 2020, by and among Midwest Holding Inc., Crestline Assurance Holdings LLC, Xenith Holdings LLC, Vespoint LLC, Michael Minnich and A. Michael Salem (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 24, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 6, 2020

XENITH HOLDINGS LLC

By:	Vespoint LLC, its managing member

	By:	/s/ A. Michael Salem
	Name:	A. Michael Salem
	Title:	Co-Chief Executive Officer

VESPOINT LLC

By:	/s/ A. Michael Salem
Name: A. Michael Salem
Title: Co-Chief Executive Officer

/s/ A. Michael Salem
A. Michael Salem

/s/ Michael W. Minnich
Michael W. Minnich